As filed with the Securities and Exchange Commission on October 15, 2002



                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      Results for the month of October 2002


                                  Crucell N.V.
             (Exact name of Registrant as Specified in its Charter)

                                  Crucell N.V.
                 (Translation of Registrant's Name into English)

                                 The Netherlands
                 (Jurisdiction of Incorporation or Organization)

                Archimedesweg 4, 2333 CN Leiden, The Netherlands
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

         Form 20-F  [X]                      Form 40-F  [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

         Yes   [ ]                           No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b):   N/A

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                                  Crucell Logo

PRESS RELEASE


       Crucell and the US National Institutes of Health Sign Contract for
        Production of Ebola, Marburg and Lassa Vaccines for Use in Human
                                Clinical Trials


Leiden, The Netherlands, October 14, 2002 - Dutch antibody and vaccine company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a Manufacturing Contract with the Vaccine Research Center at the National Institute of Allergy and Infectious Diseases (NIAID) of the National Institutes of Health (NIH). The NIH is the primary biomedical research institute in the US and is part of the Department of Health and Human Services (DHHS). The contract is for the production of clinical grade Ebola, Lassa and Marburg vaccine candidates for use in human clinical trials.

Funded through the NIH by the US federal government, the Manufacturing Contract has an expected duration of two and a half years. No financial details were disclosed. Under the terms of the contract, Crucell will make clinical grade vaccines based on Crucell's adenoviral vaccine technology and produced on Crucell's human cell line, PER.C6(TM).

The Manufacturing Contract follows on from a previous agreement with the NIH. In May 2002, Crucell entered into a Cooperative Research and Development Agreement (CRADA) with the NIH to develop an Ebola vaccine, which was expanded in August 2002 to include Marburg and Lassa vaccines.

Under the terms outlined in the CRADA, NIAID researchers are providing Crucell with modified Ebola, Marburg and Lassa genes to use in developing the vaccines. The gene sequences transferred by the NIAID are nonpathogenic and cannot be used to create viruses capable of replication. Furthermore, Crucell has the option for exclusive worldwide commercialization rights to the Ebola, Lassa and Marburg vaccines resulting from this collaboration. These vaccines will be targeted towards people living in disease endemic areas in Africa, travelers, government officials, and military personnel. The vaccines could also be useful for biodefense against the deliberate release of these agents if they were to be used for biological warfare.

Ebola and Marburg viruses are related viruses that both cause a highly lethal syndrome of fever and bleeding, called hemorrhagic fever. Outbreaks of Ebola fever and Marburg disease have occurred in Africa in recent years, resulting in hundreds of deaths. Lassa virus is in a different family of viruses. It infects approximately 100,000-300,000 people a year, causing Lassa fever and resulting in thousands of deaths. It is endemic in West Africa and is difficult to control due to the economic, social and political situation in that region.

About Crucell

Crucell N.V. discovers and develops biopharmaceuticals that use the human immune system to combat cancer, infectious diseases and other conditions. Crucell leverages its patented technologies, MAbstractTM, AdVacTM, and PER.C6TM, for discovery, development and production of antibodies and vaccines. Crucell offers its technologies to the pharmaceutical and biotechnology industry and also uses them to create its own product pipeline. Partners include Merck & Co. for the HIV vaccine, the National Institutes of Health (NIH) for the Ebola vaccine and Centocor, a Johnson & Johnson company, for the CD46 antibody for treatment of various types of cancer. In addition, Crucell has over 20 licensees for its PER.C6TM technology. These include Novartis, GSK, Aventis and Schering AG. With headquarters in Leiden, The Netherlands, the company currently employs 200 people. Crucell is listed on Euronext and NASDAQ (ticker symbol CRXL). For more information visit www.crucell.com.

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on June 13, 2002, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States.


For further information please contact:

Crucell N.V.                                     Noonan Russo Presence, New York
Louise Dolfing                                   Mary Claire Duch
Communications Officer                           Tel. +1-212-845-4278
Tel. +31-(0)71-524 8863                          Fax.+1-212-696-9180
Fax.+31-(0)71-524 8935                           m.duch@nrp-euro.com
l.dolfing@crucell.com

Hill & Knowlton Nederland B.V.
Arie Bos
Tel. +31-(0)20-404 4707
Fax.+31-(0)20-644 9736
abos@hillandknowlton.com
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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                   Crucell N.V.




                                                   By: /s/ Leonard Kruimer
                                                       Chief Financial Officer


Date: October 15, 2002